OMB Number 3235-0362
                                                      Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

/   /    Form 3 Holdings Reported

/   /    Form 4 Transactions Reported

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person

         McClure, Jr.                  Douglas                T.
         (Last)   (First)             (Middle)

                                  2 Belmont Avenue
                                      (Street)

         Rye,                         New York               10580
         (City)   (State)               (Zip)


2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)

3.       IRS or Social Security Number of Reporting Person
         (Voluntary)

4.       Statement for
         (Month/Year)
         1998

5.       If Amendment, Date of Original
         (Month/Year)

6.       Relationship of Reporting Person to Issuer
                           (Check all applicable)

            X    Director                             10% Owner
          -------                              -------
                                                      Other (specify
                 Officer (give title below)           below)
          -------                              -------

         -----------------------------------------

805418.1

 TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                 5. Amount of     6. Ownership
                                                                                    Securities       Form:       7.   Nature of
               2.   Transaction                                                     Beneficially     Direct (D)       Indirect
                    Date         3.   Trans       4. Securities Acquired (A) or     Owned at End     or Indirect      Beneficial
1.   Title of                         action         Disposed of (D)                of Month         (I)              Ownership
     Security       (Month/Day/       Code                                                                            (Instr. 3,
     (Instr.3)      Year)             (Instr. 8)     (Instr. 3, 4 and 5)            (Instr. 3, 4)    (Instr. 4)       4)
                                 Code       V        Amount   A) or (D)  Price























Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                                                 SEC 2270 (3/91)

805418.1

Form 5 (continued) TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of      2   Conversion   3.  Trans      4.  Transac-    5. Number of Derivative         6. Date Exercisable and
    Derivative        or Exercise      action         tion Code      Securities Acquired (A) or      Expiration Date (Month/Day/
    Security          Price of         Date                          Disposed of (D)                 Year)
    (Instr.3)         Derivative       (Month/        (Instr. 8)     (Instr. 3, 4, and 5)
                      Security         Day/Year)
                                                                         (A)            (D)          Date Exercis-    Expiration
                                                                                                       able            Date
Option to acquire  $2.4375           5/15/98             A        5,000                                Note 1          Note 1
(Note 1)






















                                             (Print or Type Responses)                              SEC 2270 (3/91)

805418.1

                           Form 5 Table II (continued)

1.   Title of         7.   Title and Amount of Under      8.   Price of      9. Number of      10.Ownership       11. Nature of
     Derivative            lying Securities                    Derivative    Derivative        Form of Deriva     Indirect Bene
     Security                                                  Security      Securities        tive Security:     ficial Ownership
     (Instr.3)             (Instr.3 and 4)                                   Beneficially      Direct (D) or      (Instr. 4)
                                                               (Instr. 5)    Owned at End of   Indirect (I)
                                                                             Month             (Instr. 4)

                                            Amount or
                                            Number of
                              Title          Shares                          (Instr. 4)

Option to acquire     Class A Common          5,000       $0               Note 2                    D
(Note 1)              Stock















Explanation of Responses:

Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan.  The option becomes exercisable on the date of the issuer's 1999 Annual Meeting of Stockholders, and expires fifteen months thereafter.

Note 2: This reporting person does not own any other options having the same exercise price and exercise period.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                        /s/ Douglas T. McClure, Jr.                    2/11/99
                                        --------------------------------------------- ----------------------------------
                                        **Signature of Reporting Person                       Date
                                          Douglas T. McClure, Jr.

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.


                                             (Print or Type Responses)                              SEC 2270 (3/91)

805418.1